UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________
FORM 12b-25
____________________

NOTIFICATION OF LATE FILING

Commission File Number: 001-39092

(Check one)	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: March 31, 2024
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: ______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

Shapeways Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

12163 Globe St.
Address of Principal Executive Office (Street and Number)

Livonia, MI 48150
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Shapeways Holdings, Inc (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2024 (the “Report”) within the prescribed time period without unreasonable effort or expense.

As previously disclosed, the Company is continuing to commit significant time and resources to identify and evaluate potential strategic alternatives for the Company’s manufacturing business. The Company has not signed a definitive agreement with respect to its manufacturing business, and there can be no assurance that this process will result in any transaction. However, this process has required, and continues to require, significant efforts by members of the Company’s management, financial reporting, and accounting teams. As a result of the increased workload and the Company’s limited cash, personnel, and other resources, the Company does not expect to file the Report within five calendar days of the prescribed due date.

Based on the Company’s current operations, in the absence of additional sources of liquidity or the consummation of a strategic transaction in the near term, management anticipates that the Company’s existing cash and cash equivalents and anticipated cash flows from operations will not be sufficient to meet the Company’s operating and liquidity needs for a meaningful period of time after the date of this Form 12b-25. In the event the Company determines that additional sources of liquidity will not be available to it or will not allow it to meet its obligations as they become due, the Company may need to file for bankruptcy protection in order to implement a plan of reorganization, or court-supervised sale and/or liquidation of the Company.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Alberto Recchi	(734)	422-6060
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Shapeways Holdings Inc., has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Shapeways Holdings, Inc.

Dated: May 15, 2024	By: /s/ Alberto Recchi
Alberto Recchi
Chief Financial Officer
(Principal Financial and Accounting Officer)